

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 16, 2017

Sam Wang
Chief Financial Officer
Shineco, Inc.
2nd Floor, Wanyuan Business Center
10 N. Hongda Road
Daxing District, Beijing 100176
People's Republic of China

      Re: Shineco, Inc.
                   Form 10-K for Fiscal Year Ended June 30, 2016
                   Filed September 28, 2016
                   File No. 001-37776

Dear Mr. Wang:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  /s/ Andrew Mew

                                  Andrew Mew
                                  Senior Assistant Chief Accountant
                                  Office of Transportation and Leisure